Exhibit 99.1

Suite 220-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES YEAR END FINANCIAL RESULTS

October 1, 2013

Vancouver, British Columbia - Kimber Resources Inc. (TSX:KBR) has announced its financial results for the year ended June 30, 2013. All amounts in this news release are in Canadian dollars. The operating results were prepared in accordance with International Financial Reporting Standards. Kimber’s audited consolidated financial statements, management’s discussion & analysis and Annual Information Form for the year ended June 30, 2013 are now available on SEDAR at www.sedar.com.

Kimber’s net loss for the fiscal year ended June 30, 2013 was $47,892,658 or $0.58 per common share compared with a net loss of $3,566,641 or $0.04 loss per share for the year ended June 30, 2012. The principal reason for the increase in net loss relates to an impairment of the Monterde mineral interests by $44.4 million.

Kimber’s net assets decreased by $47,145,482 during the year ended June 30, 2013. The decrease in net assets is related mainly to the Impairment of the Monterde mineral interests by $44.4 million (see Impairment of Mineral Interests below).

“During the year ended June 30, 2013, Kimber completed additional technical milestones including the growth of gold-silver measured and indicated mineral resources at the Carmen Deposit. However, given our cash and working capital position in the face of a challenging market for junior resource companies, Kimber needed to achieve a funding solution to allow Kimber and the Monterde project to advance,” stated Gordon Cummings, President and CEO of Kimber Resources. “The recently announced Invecture take-over offer provides $2 million of cash from an initial placement and liquidity to shareholders through a cash offer at a significant premium to the spot price prior to the deal announcement.”

Selected annual information

The following information is for the fiscal years ended June 30, 2013 and 2012:

	2013	2012
Results of operations
Net loss	$(47,892,658)	$(3,566,641)
Net loss per share – basic and diluted	$(0.58)	$(0.04)

Net cash used in operations	$(2,342,728)	$(2,599,147)
Net cash used in investing activities	(2,650,731)	(11,890,080)
Net cash provided by financing activities	$4,334,380	$7,611,701

Financial position
Current assets	$1,315,116	$3,243,348

Mineral interests	18,000,000	58,966,941
Total assets	19,847,694	62,808,643
Current liabilities	5,007,360	822,827
Total liabilities	5,007,360	822,827
Shareholder’s equity	14,840,334	61,985,816

Working capital	$(3,692,244)	$2,420,521

The net losses for Kimber in the fiscal years ended June 30, 2013 and 2012 include non-cash charges for stock-option compensation of $ 297,176 in 2013 and $857,533 in 2012.

Impairment of mineral interests

Assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. At June 30, 2013 Kimber determined that the carrying amount of mineral interests for the Monterde property may not be fully recoverable and triggered impairment testing. On 25 September 2013 Kimber entered into a support agreement for the acquisition of all the outstanding common shares of the Company (see below - Invecture GroupTake Over Offer for Kimber). This agreement indicates a revised valuation for Kimber and effectively for Monterde, being Kimber’s principal asset, and the terms of this agreement were used to estimate the recoverable amount of mineral interests at June 30, 2013.

Invecture Group Take Over Offer for Kimber

On September 25, 2013 Kimber entered into a support agreement for the acquisition of all the outstanding common shares of the Company. Under this agreement Invecture Group SA de CV has subscribed by private placement for 20 million shares of Kimber at $0.10 per share for proceeds of $2 million and a tender offer will be made to the shareholders of Kimber to purchase all of the outstanding shares of Kimber for $0.15 per share as part of a take-over bid (see news release dated September 25, 2013).

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geology
Vice President, Investor Relations
or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary economic assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "intend", "hopes", "should", "believe", "may", "will", "if", "anticipates", "potential for", "potentially", "suggests" and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber's operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary economic assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber's latest Annual Report as recently filed on SEDAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.